GENERAL STEEL HOLDINGS, INC.

Kuntai International Mansion Building,
Suite 2315 Yi No. 12 Chaoyangmenwai Avenue,
Chaoyang District, Beijing, China 100020

April 4, 2008

United States Securities and Exchange Commission
Washington D.C. 20549
United States of America

Attention: Ms. Pamela A. Long, Mr. Dietor King, & Ms. Brigitte Lippmann
Mail Stop 7010

Re:	General Steel Holdings, Inc. (“Company”)
Registration Statement on Form S-1
File: February 13, 2008
File No.: 333-149217

Dear Ms. Long:

Thank you for your comment letter on our above-captioned registration statement, dated March 11, 2008. We are writing you to provide responses to your comments in connection with our filing Amendment No. 1 to the registration statement.

For your ease of reference and reading we have reproduced your original comments in their original number ordering and are providing our responses keyed to the comments right below the respective comments.

In addition, we have updated our business discussions to reflect the content in the most recent Form 10K filed with Commission.

General

1.
We note that in your offering you are proposing to register the resale of 5,385,189 shares of common stock underlying convertible securities. In your filing, you disclose that, as of February 10, 2008, there were 34,861,365 shares of your common stock outstanding, and 24,088,900 of these shares were held by your directors and executive officers as a group. Because of the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling stockholders, the transaction appears to be a primary offering. If you wish to continue with the registration of these shares, please reduce the amount of shares being registered or identify the selling stockholders as underwriters and, if you are not S-3 eligible under General Instruction I.B.1, please include a fixed price at which the securities will be sold for the duration of the offering. Please include in your response an analysis of whether you are S-3 eligible under General Instructions I.A and I.B.1.

Response

We have reduced the total numbers of shares to be registered for resale to 3,590,822 under Rule 415 of the Securities Act to make the total shares to be registered no more than one third of the public float.

2.
Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling security holder, any affiliate of a selling security holder, or any person with whom any selling security holder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure. In addition, please disclose the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling security holders and any of their affiliates in the first year following the sale of convertible notes.

Response

We have removed the commission shares from the registration statement. The following information provided in the Amendment No. 1 provides the total fees of the private placement.

Placement Fee Paid	Amount of Payment Made ($)
Merriman Curhan Ford & Co.—payments made	2,473,500(1)
Jian Ke—payments made	1,889,500(2)
Net proceeds to the issuer from the sale of the convertible notes and warrants.	$51,240,482.58(3)
The total possible payments to all selling security holders and any of their affiliates in the first year following the sale of the convertible notes.	$1,200,000

A commission of $2,800,000, or 7% of the total proceeds received by the Company in the convertible note transaction, was paid in cash by the Company to Merriman Curhan Ford & Co. and Jian Ke at the closing of the financing as a commission for acting as financial agents to the Company in the convertible note transaction. This cash commission was split between the financial agents with approximately 60% of the commission, or $1,692,000, being paid to Merriman Curhan Ford & Co. and 40% of the commission, or $1,108,000, being paid to Jian Ke.

(1) This dollar amount includes 75,000 shares of the Company’s common stock issued to each of Merriman Curhan Ford & Co. and Jian Ke as a commission for acting as a financial agent to the Company in the private placement for which the Form S-1, File No. 333-149217 was filed. The shares are valued at $781,500, which was determined by multiplying the 75,000 shares of the Company’s common stock issued to Merriman Curhan Ford & Co., by $10.42, the average high and low sale price of the Company’s common stock quoted on the American Stock Exchange on December 13, 2007, the date the private placement closed. The remaining $1,692,000 of the commission paid to Merriman Curhan Ford & Co. was paid in cash.

(2) This dollar amount includes 75,000 Shares of the Company’s common stock issued to Jian Ke as a commission for acting as a financial agent to the Company in the private placement. The shares are valued at $781,500, which was determined by multiplying the 41,629 Shares of the Company’s common stock issued to Jian Ke, by $10.42, the average high and low sale price of the Company’s common stock quoted on the American Stock Exchange on December 13, 2007, the date the private placement closed. The remaining $1,108,000 of the commission paid to Jian Ke was paid in cash.

(3) This dollar amount includes $40,000,000, representing the total sale price of the convertible notes and warrants, and $15,603,482.58, representing the exercise price to be paid to the Company if all warrants issued as part of the transaction are exercised. The conversion price of the notes and the exercise price of the warrants are all above the current market price. Other than interest payments, there are no other payments to be made to the selling security holders or their affiliates.

3.
Please provide tabular disclosure of the total possible profit the selling security holders could realize as a result of the conversion discount for the securities underlying the convertible notes, with the following information disclosed separately.

•	the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

▪	if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

▪
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the note);

•
the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

•
the total possible shares the selling security holders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling security holders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point in the conversion price per share drops to a lower price, please provide additional disclosure.

Response

Market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes	$10.42(1)
Conversion price per share of the underlying securities on the date of the sale of the convertible notes	$12.47(2)
Total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the note)	3,207,699(2)
Combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes
$33,424,223.58(1)
Total possible shares the selling security holders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling security holders may receive
3,207,699 shares $40,000,006.53(2)
Total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on the date of sale
The convertible notes were not sold at a discount to market

(1) The average high and low sale price of the Company’s common stock quoted on the American Stock Exchange on December 13, 2007, the date the private placement closed.

(2) Calculated using a conversion price of $12.47. If on the earlier of the (i) one year anniversary of the effective date of the Form S-1 and (ii) two year anniversary of December 13, 2007, this date the private placement closed, the conversion price of the notes exceeds the then market price of the Company’s common stock, the conversion price of the notes shall be reset to the market price on such date. As this price is not currently ascertainable, the total number of shares underlying the convertible notes listed in the table above is calculated using the current conversion price of $12.47.

4.
Please provide tabular disclosure of the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling security holders or any affiliates of the selling security holders, presented in a table with the following information disclosed separately:

•	the market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

▪	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

▪
if the conversion/exercise price per share is not set at a fixed price and, instead is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response

Market price per share of the underlying securities on the date of the sale of that other security	$10.42(1)
Exercise price per share as of the date of the sale of warrants to purchase common stock	$13.51
Total possible shares to be received under the warrants (assuming complete exercise)	1,154,958
Combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of the warrants and the total possible shares to be received	$12,034,662.36(1)
Total possible shares to be received and the combined conversion price of the total number of shares underlying warrants calculated by using the exercise price on the date of the sale of the warrants and the total possible number of underlying shares
1,154,958 shares $15,603,482.58
Total possible discount to the market price as of the date of the sale of the warrants, calculated by subtracting the total exercise price on the date of the sale of the warrants from the combined market price of the total number of underlying shares on the date
The warrants were not sold at a discount to market

(1) The average high and low sale price of the Company’s common stock quoted on the American Stock Exchange on December 13, 2007, the date the private placement closed.

5.	Please provide the tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible notes transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling security holders or any affiliates of the selling security holders that is disclosed in response to comments 3 and 4.

Further, please disclose-as a percentage -of the total amount of all possible payments as disclosed in responses to comment 2 and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to comment 3 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response

Gross proceeds paid or payable to the issuer in the convertible notes transaction	$55,603,482.58(1)
All payments that have been made or that may be required to be made by the issuer in this recent private placement	$4,363,000
Resulting net proceeds to the issuer	$51,240,482.58
Combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling security holders or any affiliates of the selling security holders
The warrants and convertible notes were not sold at a discount to market
Percentage of the total amount of all possible payments on the private placement and the total possible discount to the market price of the shares underlying the convertible notes, divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes
8.5%(2)

(1) Includes $40,000,000, representing the total sale price of the convertible notes and warrants, and $15,603,482.58, representing the exercise price to be paid to the Company if all warrants issued as part of the transaction are exercised.

(2) This percentage is calculated by dividing the total payments ($4,363,000) plus the total other payments, by the total net proceed from the convertible note transaction ($51,240,482.58).

6.
Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction (or any predecessors of those person), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling security holders, affiliates of the company, or affiliates of the selling security holders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling security holders, affiliates of the company, or affiliates of the selling security holders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response

The Company has had no prior securities transactions with any of the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction.

7.	Please provide tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling security holders, affiliates of the company, and affiliates of the selling security holders;

•	the number of shares registered for resale by the selling security holders or affiliates of the selling security holders in prior registration statements;

•
the number of shares registered for resale by the selling security holders or affiliates of the selling security holders that continue to be held by the selling security holders or affiliates of the selling security holders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response

Number of Shares Outstanding Prior to Convertible Notes Transaction and
Number of Shares Being Registered

Number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling security holders, affiliates of the company, and affiliates of the selling security holders	10,742,965
Number of shares registered for resale by the selling security holders or affiliates of the selling security holders in prior registration statements	0
Number of shares registered for resale by the selling security holders or affiliates of the selling security holders that continue to be held by the selling security holders or affiliates of the selling security holders	0
Number of shares that have been sold in registered resale transactions by the selling security holders or affiliates of the selling security holders	0
Number of shares registered for resale on behalf of the selling security holders or affiliates of the selling security holders in the current transaction	3,590,822 (1)

(1) Includes 2,435,864 Shares underlying the Notes and 1,154,958 Shares to be issued upon the exercise of the Warrants pursuant to the Securities Purchase Agreement for the private placement completed on December 13, 2007.

8.	Please provide the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether—based on information obtained from the selling security holders—any of the selling security holders have an existing short position in the company’s common stock and, if any of the selling security holders have an existing short position in the company’s stock, the following additional information:

▪	the date on which each such selling security holder entered into that short position; and

▪
the relationship of the date on which each such selling security holder entered into that short position to the date of the announcement of the convertible notes transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible notes transaction, before the filing or after the filing of the registration, statement, etc.)

Response

The Company has the intention, and reasonable basis to believe that it will have the financial ability, to make all payments when due with respect to the convertible notes transaction.

The Company has no information indicating any of the selling security holders hold a short position in the Company’s common stock.

9.	Please disclose:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction (or any predecessors of those persons)—the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response

Other than the private placement which is the subject of this registration statement, there are no relationships and arrangements that have existed over the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction (or any predecessors of those persons).

10.
Please describe the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Response

Pursuant to the registration rights agreement between the Company and the seeling shareholders, the Company is obligated to register 120% of the total shares underlying the Notes and the Warrants, which equals 5,385,189. Than the registrable amount is reduced to 3,590,822 to keep the total amount to be no more than one third of the public float of 10, 742,965. For further breakdown, please refer to response to Comment No. 7.

11.
We note heading “Resale of $40million Convertible Notes” and your statement on the prospectus cover page that you “are registering…3,849,239 shares of [your] common stock in the form of convertible notes.” However, in the registration fee table on the registration statement cover page you do not reflect that you are registering the notes. Please revise your disclosure throughout the prospectus to clarify whether you are only registering the resale of the shares of common stock underlying the convertibles notes or whether you are also registering the resale of the convertibles notes.

Response

We have made corrections and revised the relevant parts to state that we are registering 3,590,822 shares of common stock underlying the Convertible Notes and the Warrants and Commission shares.

12.
You state in the first paragraph that the selling shareholders may sell the securities from time to time, yet on the registration statement cover page you have not checked the box reflecting that the securities are being offered under Rule 415 of the Securities Act. Please advise.

Response

We have checked for Rule 415 of the Securities Act.

This Offering, page 18

13.
We note your statements in your “This Offering” discussions on page 18 and in the prospectus summary on page 9 that there will be 40, 246, 554 shares of common stock outstanding after the offering. Please clarify how you calculated this number.

Response

We have recalculated the number of shares outstanding after this offering by adding 3,590,822 to the currently issued and outstanding 34,861,365 shares to arrive at the outstanding shares of 38,452,187 after the completion of this offering.

Use of Proceeds, page 18

14.
We note that any proceeds from the exercise of the Warrants or the Notes will be used to repay a loan from your chairman and chief executive officer, Mr. Yu, and to partially fund the working capital needs of your joint venture. Regarding the loan you received from Mr. Yu, please add the following information to your “Use of Proceeds” discussions on page 18 and in the prospectus summary on page 10:

•	the largest aggregate amount of principal outstanding since the beginning of your last fiscal year;

•	the amount of principal outstanding as of the latest practicable date;

•	the amount of principal paid since the beginning of your last fiscal year;

•	the amount of interest paid since the beginning of your last fiscal;

•	the rate of interest payable on the loan;
•	the term of the loan; and

•	the purpose of the loan.

Response

The Company has amended the “Use of Proceeds” Section and the prospectus summary in the Form S-1 to describe the information requested pursuant to this comment as follows:

“Any proceeds we may receive will be used to repay the shareholder loan of RMB 200,000,000 (approximately 24,160,000 U.S. Dollars) borrowed from our Chairman and CEO, Mr. Zuosheng Yu, evidenced by a promissory note issued by the Company to Mr. Yu on July 1, 2007 and for general corporate purposes. The loan was made by Mr. Yu to the Company for the purpose of consummating the Longmen Joint Venture, in addition to being used as working capital for the new joint venture. The largest aggregate amount of principal outstanding on this loan as of July 1, 2007 was RMB 200,000,000 (approximately $24,160,000) and the amount of principal and interest has been paid off shortly after the fund raising. The promissory note carries an annual percentage rate of interest of 6.5%.”

Selling Shareholders, page 19

15.
Please include a column in the table for the number of shares being offered by each shareholder that underlie the convertible notes. Ensure that these amounts are consistent with the aggregate amount being registered in the fee table on the registration statement cover page. Also revise the table to include all of the information required by Item 507 of Regulation S-K.

Response

We have added the column for the number of shares being offered by each shareholder that under lied convertible notes. We have also added a column providing information on any prior relationship between this selling shareholder and the registrant. We have also revised the fee table to reflect the changes made.

16.
We note your statement that none of the selling security holders are or were affiliated with registered broker-dealers. Please clarify this statement, since it appears from the fee table on the registration statement cover that Merriman Curhan Ford & Co. and Jian Ke received commissions in connection with the private placement. Also, the table indicates that these shareholders are not offering any securities. Please revise.

Response

We have updated and revised information on the selling shareholders affiliation with registered broker dealers.

17.
With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that security holder.

Response

We have provided natural persons who exercise the sole or shared voting and/or dispositive power with respect to the shares to be offered by the security holder’s in the selling Shareholder section on page.

Management, page 23

Executive Compensation, page 25

18.	Please revise your executive compensation disclosure to comply with the current requirements of Item 402 of Regulation S-K, including a compensation discussion and analysis section.

Response

The Company has revised its executive compensation disclosure to comply with the current requirements of Item 402 of Regulation S-K, including a compensation discussion and analysis section.

Exhibits, page II-2

19.	Please add the form of Senior Convertible Note as an exhibit to the registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and understand that we may have additional comments after reviewing your amendment and responses to our comments.

Response

We have added the form of Senior Convertible Note as an exhibit to the registration statement.

We hope that these responses would be helpful in your review of our registration statement amendment.

Please feel free to contact me or our legal counsel Baker & McKenzie, Howard H. Jiang at (212)-891-3982 in case of any further comments or questions in this regard. We are delivering a hard courtesy copy of this letter as well as the Amendment No 1 to the registration statement No.

Sincerely yours,

/s/ Zuosheng Yu

Zuosheng Yu,
Chairman and CEO
General Steel Holdings, Inc.